WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  Michael@GoPublicDirect.com

February 22, 2012

Mr. John Stickel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	A & C United Agriculture Developing Inc. Registration Statement on Form S-1 Filed on January 19, 2012 File No. 333-179082

Dear Mr. Stickel:

We have filed on EDGAR the above Amendment No. 1 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,
/s/ MICHAEL T. WILLIAMS, ESQ.
Michael T. Williams, Esq.

Comment Number	Explanation

1 .	We have increased the price to $.20 per share and have paid the additional filing fee.

2 .
We have added the complete Subject to Completion Legand, as follows:

The information in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by us with the Securities and Exchange Commission. We may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

3 .	We have set forth a detailed time frame, a statement of obstacles and our financial position enabling us to effect our business plan with funds on hand in this Section.

4
We have added the following disclosure in addition to that set forth in 3. above:

Accordingly, as we anticipate an average monthly burn rate of no more than $21, 667 during the next 12 months, we believe we have sufficient cash available to fund all of our operational and SEC filing needs during the next 12 months.

5 .	Development Stage status disclosed.

6 .	We have made the following disclosure here and elsewhere when discussing the OTCBB: There is no guarantee that our stock will ever be quoted on the OTC Bulletin Board.

7 .
We have added the following risk factor:
Because our two executive officers hold a significant majority of our shares of common stock, it may not be possible to have adequate internal controls.

Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") requires our management to report on the operating effectiveness of the Company's Internal Controls over financial reporting for the year ending September 30 following the year in which this registration statement is declared effective. We must establish an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. However, because our two executive officers hold a significant majority of our shares of common stock, it may not be possible to have adequate internal controls.  We cannot predict what affect this will have on our stock price.

We have not added a risk concerning officers’ salaries and perqs as we have added the following to “Executive Compensation:”

However, our two executive officers have agreed that they will not receive any salary or benefits unless they reasonably believe we have or will have sufficient net income or other cash resources to fund our operating needs for the subsequent 12 months.

8 .
We have added the following in Risk Factors and Description of Officers/Directors:

Our president  Jun (Charlie) Huang and secretary/treasurer Yidan (Andy) Liu who are primarily responsible for managing our business are involved in potentially competing business ventures and will devote less than full time to our business, which may impede our ability to implement our business plan.

Our president  Jun (Charlie) Huang and secretary/treasurer Yidan (Andy) Liu are involved in potentially competing business ventures and will devote less than full time to our business.  Currently Mr. Huang devotes approximately 25% of his time and Mr. Liu devotes approximately 50% of his time to our business.  As a result, our management may not currently be able to devote the time necessary to our business to assure successful implementation of our business plan.  Further, although they intend to terminate their involvement in potentially competing business ventures currently creating a conflict of interest if and when our securities become qualified for quotation on the OTC Bulletin Board, there is no guarantee that this will happen or that they will terminate these activities even if it does happen.  If it does not or they do not, they will conduct business consistent with their fiduciary duties to us minimizing to the maximum extent possible conflicting activities by, among other things, assuring that all orders for seeds received from China will be directed to us and not to these other entities.

9 .
We have revised this risk factor as follows:

Any decrease in the availability, or increase in the cost, of vegetable seeds we intend to purchase for resale could materially affect our earnings.

Our operations when commenced will depend heavily on the availability of vegetable seeds we will resell. We currently have no binding contract, agreement or commitment to acquires our seeds. However, if the suppliers we may locate are unable or unwilling to provide us with vegetable seeds on terms favorable to us, we may be unable to resell certain products. This could result in a decrease in profit and damage to our reputation in our industry. In the event we commence operations and our costs of acquiring these agricultural seeds increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for these products could materially increase our costs and therefore lower our earnings.

PLEASE NOTE:  We have amended the language in all other relevant risk factors as well as elsewhere, including in “Business,” to make clear that we have not commenced operations, made sales or generated revenues.

10 .	See 9 above.

11 .	See 9 above.

12 .
We have revised this risk factor as follows:

Our management has limited experience in managing the day to day operations of a public company and, as a result, we may incur additional expenses associated with the management of our company.

Our founders, president  Jun (Charlie) Huang and secretary/treasurer Yidan (Andy) Liu, are responsible for the operations and reporting of our company. The requirements of operating as a small public company are new to the management team and the employees as a whole. This may require us to obtain outside assistance from legal, accounting, investor relations, or other professionals that could be more costly than planned. We may also be required to hire additional staff to comply with additional SEC reporting requirements. We anticipate that the costs associated with SEC requirements associated with going and staying public are estimated to be approximately $60,000 in connection with this registration statement and thereafter less than $75,000 annually.  If we lack cash resources to cover these costs in the future, our failure to comply with reporting requirements and other provisions of securities laws could negatively affect our stock price and adversely affect our potential results of operations, cash flow and financial condition after we commence operations.

13 .	We have noted all family relationships between and among Selling Shareholders in footnotes to the Table.

14 .	We have made corrections to grammar in this section and in “Business” as requested.

15 .
We have revised the disclosure concerning Mr. Liu as follows:

Yidan (Andy) Liu, age 42, has been our Founder, Director and Secretary/Treasurer since inception.  November 2006 to date, he started as a SAP consultant and in 2010 got promoted to a Manager at Accenture, a Management consulting, technology services and outsourcing company.  He started his own company, America Brilliance Corp, in 2008, initially focusing on the offer and sale of seeds in China to test the concept of our business plan, and later adding the sale of medical equipment in China. To avoid conflicts of interest, he plans to terminate the part of this business involved in the offer and sale of seeds if and when our securities are qualified for quotation on the OTCBB,  leaving America Brilliance Corp. solely involved in the medical products business which will be operated solely by his wife and closed entirely by the end of 2012. From May 1998 to November 2006, he was Software Engineer with Ryerson, a steel service company.  He has a Computer Science Master Degree, Loyola University Chicago, IL May, 1998 and a Mathematics Bachelor Degree, Capital Normal University, Beijing, China, May, 1991.   Mr. Liu brings to the Board a deep solid understanding about both Chinese and American culture and value systems and a knowledge of the business of offering and selling seeds in China and the establishment of related import/export supply chain for these seed sales. This experience will provide the company specific knowledge of the sale of our products and a comprehensive view and a bridge between West and East when making strategic plans or doing day-to-day business.

See also response 8 above.

16 .	Language eliminated; see response 15 above.

17 .
We have added the following disclosure:

Initially, we plan to focus our marketing activities in China.  We plan to commence activities by terminating the two businesses set up by our management to test our business plan, American Brilliance Corp. established by Mr. Liu and Shenghuadefeng established by Mr. Huang, and informing suppliers and customers that all of our seed business will be conducted in the future by A & C.

As described in Management’s Discussion and Analysis of Financial Condition and Results of Operations below, we intend to commence operational activities in China no later than June 2012 and we currently have sufficient cash resources to fund all of the tasks we anticipate undertaking to commence operations in the next 12 months.

We have no specific timetable as to when we could commence operations in other areas of the world.

18 .
We have added the following language:

We will sell the following types of vegetable seeds:  broccoli, squash, and cabbage. It was determined that these would be the initial varieties we would sell based upon the experience of America Brilliance Corp, an affiliate of Mr. Liu, our president, which he set up to test the business concept for our company and which sold various types of seeds in China in connection with such testing.  These varieties were the most accepted by potential customers in China.

We have revised the sentence to eliminate the “hybrid” reference in “Sales” as follows:

We will sell vegetable  seeds  to customers and end users that are located throughout most provinces of China.

19 .
We have eliminated the “North to South” language.  We have added the following:

Initially, we plan to focus our marketing activities in China, initially in the following provinces:  Fujian, Yunnan, Henan, Beijing, Hebei and Neimenggu.

20 .	We have revised this language to indicate these are only beliefs.

21 .
We added the following language in “Business:”

We have identified most of the farms for potential trials from farms we have worked with or are targeting for initial seed trials through the trial businesses run by our management.  We believe based upon our experience that we will not encounter any significant obstacles in getting theses farms to test our seeds.  These farms have their own trial areas side by side with their production farm land. We intend to sell them our new varieties of seeds to plant in the trial areas next to the areas where they grow their vegetables with their existing seed varieties.  We believe this type of trial process will not significantly impact these farms’ current production, as it will be using a small test area next to where they have traditionally grown their vegetables, and provide the best test results since our seeds will be used to grow vegetables in the same location and conditions as their existing vegetable production. The challenge we have is that not all the varieties we may initially select will prove to work as well as we believed in China. The trial cycle can be over a year in some cases.

And in “Risk Factors:”

Implementation of our business plan could be delayed by the lengthy trial cycle we anticipate for our seeds in China and the potential that some of the trials will not be as successful as we hoped.

Initially, we intend to sell our new varieties of seeds to plant to farms that will plant them in the trial areas next to the areas where they grow their vegetables with their existing seed varieties.  However, not all the varieties we may initially select may prove to work as well as we believe they will in China. In addition, the trial cycle can be lengthy, over a year in some cases.  The length of this trial cycle and any results which are less than we hope to achieve could delay implementation of our business plan as that situation would require a new test cycle for different seeds.

22 .	We revised the entire “Competition” section consistent with these comments.

23 .	We revised the entire “Competition” section consistent with these comments.

24 .	We revised the entire “Competition” section consistent with these comments.

25 .	We revised the entire “Competition” section consistent with these comments.

26 .
We expanded the “Environmental Regulation” section by adding the following:

We are also subject to numerous other laws and regulations applicable to businesses operating in China, including, without limitation, health and safety regulations.  Specifically, vegetable seeds are allowed with to be imported from the U.S. into China with no Chinese taxes under an application process.  For each import transaction, we need to submit the import/export application form that contains seed quantity and its Latin term to China Agriculture Department. If the seeds are not on a prohibited list, then the approval is granted.  Once we get the approval, we submit our request to a sub-department within China Agriculture Department to get the phytosanitary request, on which they will list all the diseases China does not allow that might come with this variety we are importing. Once we got the list of diseases, we will send it to the seed supplier located in U.S., and the supplier will provide the phytosanitary certificate with the seed to indicate the seed does not contain any of the diseases listed in the phytosanitary request from China.    If we do not secure these required permits from the China Agriculture Department for each of our seed import transactions, we would not be able to import the seeds subject to that request or fill the related customers’ or distributors’ orders.

27 .	We have added the following: As described in “Liquidity and Capital Resources,” below, we currently have sufficient cash resources to fund all of these anticipated obligations.
28 .	We have added the following: Our auditor has indicated in its report that our lack of revenues raise substantial doubt about our ability to continue as a going concern.

29	Revised as requested.

30	Revised to add column for the year ended September 30, 2011.

31	Revised to present cash received as a result of a shareholder loan as a financing activity.

32	Revised as requested.